SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 24, 2005

333-120876-01

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876

Inmarsat Finance II plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance II plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-115865-06

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-05

Inmarsat Investments Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Investments Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-04

Inmarsat Ventures Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Ventures Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-03

Inmarsat Global Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Global Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-02

Inmarsat Leasing (Two) Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Leasing (Two) Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-01

Inmarsat Launch Company Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Launch Company Limited

(Translation of Registrant’s name into English)

Isle of Man

(Jurisdiction of incorporation or organization)

15-19 Athol Street

Douglas 1M1 1LB

Isle of Man

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INMARSAT PLC CONFIRMS APPOINTMENT OF NEW

NON-EXECUTIVE DIRECTORS TO THE BOARD

22 June 2005: Inmarsat plc, the leading provider of global mobile satellite communications, today confirmed the appointment of three new Non-Executive Directors to the Board following the company’s listing on the London Stock Exchange. The new appointees are Sir Bryan Carsberg, Stephen Davidson and Admiral James Ellis, Jr. (Retd).

Sir Bryan Carsberg is a respected figure in international business, with extensive experience in the telecommunications sector. He was the first Director General of Telecommunications, running Oftel, the telecommunications regulator that preceded Ofcom, from 1984 to 1992; Director General of Fair Trading from 1992 to 1995; and Secretary General of the International Accounting Standards Committee from 1995 to 2001. He was also an independent non-executive director of Cable and Wireless Communications plc from 1997 to 2000. Sir Bryan is currently Chairman of the Pensions Compensation Board, and an independent non-executive director of RM plc, SVB Holdings plc and Philip Allan Publishers Ltd.

Stephen Davidson is the former CFO and CEO of Telewest Communications plc. He has held various positions in investment banking. At West LB Panmure, he was Global Head of Media and Telecoms Investment Banking, and then Vice Chairman of Investment Banking. He is currently Chairman of SPG Media plc and a non-executive director of The Wireless Group plc and Williams Lea Group Ltd.

Admiral James Ellis, Jr. (Retd) is the former Commander of the United States Strategic Command, where he was responsible for the global command of US strategic forces. During his time in that role, he also oversaw the employment and modernisation of the satellite communications network of the US Department of Defense. Prior to that, he was Commander-in-Chief of US Naval Forces, Europe, and Commander-in-Chief of Allied Forces, Southern Europe, during a period of Balkan crisis.

Admiral James Ellis, Jr. (Retd) is currently the President and Chief Executive Officer of the Institute of Nuclear Power Operations, and serves on the Boards of Lockheed Martin Corporation, Level 3 Communications, Inc. and America First Companies, LLC.

Commenting on the appointments, Andrew Sukawaty, Chairman and CEO of Inmarsat, said: “We welcome Sir Bryan, Stephen and James to the Board of Inmarsat. Each brings significant experience to our business. This will be invaluable to the Board as we grow and strengthen our international operations”.

Forward-looking Statements

Certain statements in this announcement constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those projected in the forward-looking statements. These factors include: general economic and business conditions; changes in technology; timing or delay in signing, commencement, implementation and performance of programmes, or the delivery of products or services under them; structural change in the satellite industry; relationships with customers; competition; and ability to attract personnel. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this announcement. We undertake no obligation to update or revise any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances.

Inmarsat Investments Limited (a subsidiary of Inmarsat plc) establishes US$550 million syndicated credit facility

Inmarsat Investments Limited (a subsidiary of Inmarsat plc) is pleased to announce the successful completion and signing yesterday of a new $550m syndicated credit facility led by Joint Bookrunners and Mandated Lead Arrangers Barclays Capital (the Investment Banking Division of Barclays Bank PLC), ING Bank N.V. and The Royal Bank of Scotland plc. The facility is for general corporate purposes including refinancing existing debt, and was arranged in connection with Inmarsat plc’s recently announced listing on the London Stock Exchange (LSE:ISAT).

The $550m five-year financing is split between a $250m amortising term loan and a $300m revolving credit facility. The term loan and drawings under the revolving credit facility are initially priced at 120bp above Libor and thereafter tied to a leveraged grid.

The transaction was syndicated on a targeted basis among the company’s core relationship banks and despite being oversubscribed was not increased above the $550m initially sought. In addition to the three Mandated Lead Arrangers there are nine Joint Lead Arrangers all of whom were lenders to Inmarsat Investments Limited in the previous syndicated credit facility.

Headquartered in London, Inmarsat is the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide. Inmarsat has more than twenty-five years of experience in designing, launching and operating its satellite-based network. With a fleet of ten owned and operated geostationary satellites, Inmarsat provides a wide range of data and voice services, including telephony, fax, video, email and high-speed intranet and internet access. Inmarsat’s revenues, operating profit and EBITDA under UK GAAP for the full year 2004 were US$480.7 million, US$159.1 million and US$303.6 million, respectively.

For further information contact:

Media Enquiries – Chris McLaughlin at Inmarsat plc on 44-20-7728-1015

Investor Enquiries – Simon Ailes at Inmarsat plc on 44-20-7728-1518

2

About Inmarsat Limited

Inmarsat plc (LSE: ISAT) is the leading provider of global mobile satellite communications services. The company has more than 25 years’ experience of designing, launching and operating its satellite-based network. With a fleet of ten owned and operated geostationary satellites, which are controlled from its headquarters in London, Inmarsat provides a wide range of voice and high-speed data services to users worldwide, including telephony, fax, video, email and broadband intranet and internet access. Inmarsat’s revenues, operating profit and EBITDA for the full year 2004 were US$480.7 million, US$159.1 million and US$303.6 million, respectively. More information can be found at www.inmarsat.com.

For more information, please contact:

Chris McLaughlin Vice President, Corporate & Investor Relations Inmarsat Tel: +44 20 7728 1015 Email: chris_mclaughlin@inmarsat.com	John Warehand Media Relations Manager Inmarsat Tel: +44 20 7728 1579 Email: john_warehand@inmarsat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED
Date: June 24, 2005	By:	/s/ Alison Horrocks
Alison Horrocks
Company Secretary

INMARSAT FINANCE II plc
Date: June 24, 2005	By:	/s/ Alison Horrocks
Alison Horrocks
Company Secretary

INMARSAT GROUP LIMITED
Date: June 24, 2005	By:	/s/ Alison Horrocks
Alison Horrocks
Company Secretary

INMARSAT FINANCE plc
Date: June 24, 2005	By:	/s/ Alison Horrocks
Alison Horrocks
Company Secretary

INMARSAT INVESTMENTS LIMITED
Date: June 24, 2005	By:	/s/ Alison Horrocks
Alison Horrocks
Company Secretary

INMARSAT VENTURES LIMITED
Date: June 24, 2005	By:	/s/ Alison Horrocks
Alison Horrocks
Company Secretary

INMARSAT GLOBAL LIMITED
Date: June 24, 2005	By:	/s/ Alison Horrocks
Alison Horrocks
Company Secretary

INMARSAT LEASING (TWO) LIMITED
Date: June 24, 2005	By:	/s/ Alison Horrocks
Alison Horrocks
Company Secretary

INMARSAT LAUNCH COMPANY LIMITED
Date: June 24, 2005	By:	/s/ Andrew Corlett
Andrew Corlett
Company Secretary